SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NTS REALTY HOLDINGS LIMITED PARTNERSHIP
(Name of Issuer)

Limited Partnership Units
(Title of Class of Securities)

629422106
(CUSIP Number)

J.D. Nichols 600 North Hurstbourne Parkway Louisville, Kentucky 40222 (502) 426-4800
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

August 16, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [     ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629422106

1)	Names of Reporting Persons
J.D. Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
6,133,396

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
6,847,887

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
6,847,8871

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
61.7%2

14)	Type of Reporting Person (See Instructions)
IN/HC

1	The number of units reported as beneficially owned is as of August 16, 2012. Includes 714,491 units directly beneficially owned by NTS Realty Partners, LLC, which do not have any voting rights.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

i

CUSIP No. 629422106

1)	Names of Reporting Persons
NTS Realty Partners, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
0

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
714,491

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
714,4911

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
6.4%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 16, 2012. The units beneficially owned by NTS Realty Partners, LLC do not have any voting rights.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
ORIG, LLC

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
5,411,501

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
5,411,501

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,411,5011

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
48.8%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Ocean Ridge Investments, Ltd.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Florida

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
456,401

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
456,401

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
456,4011

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
4.1%2

14)	Type of Reporting Person (See Instructions)
PN

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of June 21, 2011.

CUSIP No. 629422106

1)	Names of Reporting Persons
BKK Financial, Inc.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
WC

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Indiana

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
31,522

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
31,522

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
31,5221

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.3%2

14)	Type of Reporting Person (See Instructions)
CO

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

v

CUSIP No. 629422106

1)	Names of Reporting Persons
The J.D. Nichols Irrevocable Trust for My Daughters

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
81,479

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
81,479

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
81,4791

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.7%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
The J.D. Nichols Irrevocable Trust for My Grandchildren

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
State of Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
114,640

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
114,640

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
114,6401

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
1.0%2

14)	Type of Reporting Person (See Instructions)
OO

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Kimberly Ann Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
32,603

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
32,603

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
32,6031

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.3%2

14)	Type of Reporting Person (See Instructions)
IN

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

CUSIP No. 629422106

1)	Names of Reporting Persons
Zelma Nichols

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ X ]

3)	SEC Use Only

4)	Source of Funds (See Instructions)
PF, OO

5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
[ ]

6)	Citizenship or Place of Organization
United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power
0

(8) Shared Voting Power
5,250

(9) Sole Dispositive Power
0

(10) Shared Dispositive Power
5,250

11)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,2501

12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
[ ]

13)	Percent of Class Reported by Amount in Row (11)
0.1%2

14)	Type of Reporting Person (See Instructions)
IN

1	The number of units reported as beneficially owned is as of August 16, 2012.
2	The percentage is calculated based on a total of 11,095,274 of the Issuer’s limited partnership units outstanding as of August 16, 2012.

Item 1.                                Security and Issuer

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) relates to the Limited Partnership Units (the “Units”) issued by NTS Realty Holdings Limited Partnership (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 22, 2011 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on August 17, 2012 (“Amendment No. 1”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

It is anticipated that the Proposal  (as defined in Item 4 below) would be financed through borrowing using the Units that Messrs. Nichols and Lavin own or will own as collateral.  The summary of the Letter (as defined in Item 4 below) and the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4.                                Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

On August 31, 2012, Messrs. Nichols and Lavin delivered a letter (the “Letter”) to the board of directors of the general partner of the Issuer in which Messrs. Nichols and Lavin, (collectively, the “Investors”) proposed to acquire all of the Units not already owned by the Reporting Persons for a purchase price of $5.25 per Unit in cash via a tender offer (the “Proposal”).  A copy of the Letter is attached as Exhibit 7.2 to this statement and is incorporated herein by reference.

As described in the Letter, the Investors understand that a special committee of independent directors of the Issuer authorized to retain independent financial and legal advisors (the “Special Committee”) will be formed to consider the Proposal. The Investors have noted that they are prepared to move very quickly to finalize the definitive transaction and related documents.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, and subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Item 7.                      Material to Be Filed as Exhibits

7.1           Joint Filing Agreement dated August 16, 2012, among the Reporting Persons (incorporated by reference to Exhibit 7.1 to Amendment No. 1 filed with the SEC on August 17, 2012).

7.2           Letter, dated August 31, 2012, from J.D. Nichols and Brian Lavin to the Board of Directors of NTS Realty Partners, Inc.

1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2012	J.D. NICHOLS

/s/ J.D. Nichols

Exhibit 7.2

J.D. Nichols
Brian F. Lavin
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222

August 31, 2012

Messrs. Anderson, Daly and Lenihan
Board of Directors
NTS Realty Capital, Inc.
Managing General Partner of  NTS Realty Holdings Limited Partnership
600 North Hurstbourne Parkway
Suite 300
Louisville, Kentucky 40222

Messrs. Anderson, Daly and Lenihan:

Brian F. Lavin, our CEO, and I are pleased to propose to acquire by merger, for a purchase price of $5.25 per share in cash, all of the outstanding limited partnership interests in NTS Realty Holdings Limited Partnership (the “Company”) that we do not already beneficially own.  We expect to finance the transaction through borrowing using the limited partnership interests we own or will own of the Company as collateral.

We believe that this proposal offers compelling value and is in the best interests of the Company and all of its public limited partnership owners.  As you are aware, we beneficially own approximately 62% of the Company’s limited partnership interests representing about 59% of the voting power.  Although the proposed transaction does not involve a change of control, this offer reflects a 72% premium over the closing price of the Company’s interests on Thursday, August 30, 2012 and a premium of 62% over the six-month average closing price even though the public interest holders own, in the aggregate, a minority position in the Company.  The offer also represents an increase of 61% over the closing price of the Company’s interests on December 31, 2011.

You should know that following the transaction we plan to continue in our current roles and, together with our management team, intend on leading our Company and its valuable employee base well into the future.

We anticipate that you will form a special committee of independent directors (the “Special Committee”) to respond to our proposal on behalf of the Company’s public owners.  We also encourage the Special Committee to retain its own legal and financial advisors to assist in its review.  In considering our proposal, you should be aware that we are interested only in pursuing the proposed transaction and that we are not interested in selling our stake in the Company or considering any strategic transaction involving the Company.

We are prepared to move promptly to negotiate a transaction with the Special Committee and its advisors, and believe that our familiarity with the Company and its operations will allow us to finalize definitive documentation on an accelerated basis.  Of course, neither the Company nor we will have any legal obligation with respect to the proposal or any transaction unless and until a definitive merger agreement satisfactory to all of us and recommended by the Special Committee and approved by the board of directors is executed and delivered.

We look forward to discussing this proposal further with the Special Committee and its legal and financial advisors in the very near future.

Sincerely,

/s/ J. D. Nichols J. D. Nichols	/s/ Brian F. Lavin Brian F. Lavin

cc:          Stephen H. Miller / Fore, Miller & Schwartz
Cezar M. Froelich / Shefsky & Froelich Ltd.